UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

BIOLASE TECHNOLOGY, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
090911108
(CUSIP Number)
Federico Pignatelli
Pier 59 Studios
Pier 59
Chelsea Pier
New York, NY 10011
(917) 960-3200

Copies to:
Bruce D. Meyer
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
(213) 229-7979
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	090911108

1.	NAMES OF REPORTING PERSONS Federico Pignatelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		1,345,250

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,345,250

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,345,250

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.4%[1]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based upon 24,388,778 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on May 17, 2010, as amended by Amendment No. 1 filed on June 8, 2010 and Amendment No. 2 filed on June 11, 2010 (as amended and supplemented, the “Schedule 13D”), by the Reporting Person relating to the common stock, par value $0.001 per share (“Common Stock”) of Biolase Technology, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.
Item 1. Security and Issuer.
Item 1 is hereby amended and restated as follows:
     This Amendment, which relates to the Reporting Person’s beneficial ownership of the Issuer’s Common Stock, is being filed to supplement the disclosure in Item 4 and amend and restate Item 7 of the Schedule 13D. The principal executive offices of the Issuer are located at 4 Cromwell, Irvine, California 92618.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as follows:
     As previously disclosed in Amendment No. 1 to the Original Filing, which the Reporting Person filed with the SEC on June 8, 2010, the Reporting Person delivered a letter to the Secretary of the Issuer requesting that the Secretary call a special stockholder meeting by June 9, 2010. As of the date hereof, the Secretary has not called such meeting. Given the failure of the Secretary to call such meeting and the importance of the matters for which the Reporting Person requested such meeting to the Issuer’s stockholders, on June 16, 2010, at the direction of the Reporting Person, Brown Brothers Harriman & Co., as a nominee and non-discretionary custodial agent of the Reporting Person, sent a letter (the “Written Consent Letter”) to the Secretary of the Issuer requesting that the Board of Directors of the Issuer fix a record date for stockholders entitled to take action by written consent with respect to the following matters: (i) removal of all persons serving as directors of the Issuer, other than himself and Mr. David M. Mulder; (ii) appointment of three new directors to fill the vacancies created by the removal of certain of the existing directors; and (iii) amend Article 3, Section 3.2 of the Bylaws to set the Board size at five with the ability of the Board to set a different size by the unanimous vote of all members of the Board.
     The Reporting Person intends to file a proxy statement with the SEC for purposes of soliciting proxies in relation to the foregoing stockholder action by written consent and plans to engage Innisfree M&A Incorporated to assist him in the solicitation of such proxies. The Reporting Person will view any action by the Issuer to issue additional securities on or after the date hereof as part of the Board’s efforts to entrench itself and disenfranchise the Issuer’s existing stockholders.
     A copy of the Written Consent Letter is filed herewith and attached hereto as Exhibit 3 and is incorporated by reference herein. The description of the Written Consent Letter is qualified it its entirety by reference to the attached Exhibit 3.
Item 7. Material to Be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:
Exhibit 1	—	Letter to Secretary of Biolase Technology, Inc., dated June 7, 2010 (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D, filed on June 8, 2010).

Exhibit 2	—	Response Letter from Special Committee of Board of Directors of Biolase Technology, Inc. to Federico Pignatelli, dated June 10, 2010 (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed on June 11, 2010).

Exhibit 3	—	Letter to Secretary of Biolase Technology, Inc., dated June 16, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Federico Pignatelli	June 17, 2010
Federico Pignatelli